UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         EQUITY OFFICE PROPERTIES TRUST
                  (Name of issuer as specified in its Charter)

         Common Shares of Beneficial Interest, Par Value $0.01 Per Share
                         (Title of class of securities)

                                    294741103

                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling

                              599 Lexington Avenue
                            New York, New York 10022

                            Telephone: (212) 848-7019

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 20, 1997
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Stichting Pensioenfonds ABP

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) |_|

                                                                      (b) |_|

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*   00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

            PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION  The Kingdom of the Netherlands

--------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER        --  12,331,992
           SHARES
        BENEFICIALLY                --------------------------------------------
                                   8     SHARED VOTING POWER      --
          OWNED BY
                                   ---------------------------------------------
                                   9     SOLE DISPOSITIVE POWER   --  12,280,192
            EACH
          REPORTING
                                   --------------------------------------------
                                   10    SHARED DISPOSITIVE POWER --      51,800
           PERSON
            WITH
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     12,331,992

--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                    |_|

--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              7.7%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                   EP

--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

         This statement relates to common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Equity Office Properties Trust (the "Issuer"). The Issuer is a real estate investment trust, formed in Maryland and has its principal executive offices located at Two North Riverside Plaza, Suite 2200, Chicago, IL, 60606.

Item 2.   Identity and Background.

         This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:


                              PRINCIPAL
NAME                          OCCUPATION                    CITIZENSHIP              BUSINESS ADDRESS
J. Kleiterp                   Executive Chairman            The Netherlands          Bestuur Abp
                              of the Board of                                        P.O. Box 30909
                              Trustees of the Fund                                   2500 GX DEN HAAG

H.J. Albersen                 Trustee of the Fund           The Netherlands          CMHF
                                                                                     P.O. Box 80204
                                                                                     2508 AM DEN HAAG

E.J. Anneveld                 Trustee of the Fund           The Netherlands             C.F.O.
                                                                                     P.O. Box 84501
                                                                                     2508 AM DEN HAAG

W. Drees                      Trustee of the Fund           The Netherlands          Wieringenmeen 36
                                                                                     3844 NA HARDERWIJK

P.H. Holthuis                 Trustee of the Fund           The Netherlands          Ministerie van O&W/ BR/DG
                                                                                     P.O. Box 25000
                                                                                     2700 LZ ZOETERMEER

L. Koopmans                   Trustee of the Fund           The Netherlands          Lange Voorhout 86, app. 24
                                                                                     2514 EJ DEN HAAG

R. van Leeuwen                Trustee of the Fund           The Netherlands          ABOP
                                                                                     Herengracht 54
                                                                                     1015 BN AMSTERDAM


C.L.J. V. Overbeek            Trustee of the Fund           The Netherlands          Katholieke Onderwijs
                                                                                     Vakorganisatie
                                                                                     Verrijn Stuartlaan 36
                                                                                     2280 EL RIJSWIJK

A.C. van Pelt                 Trustee of the Fund          The Netherlands           Ned. Gennootschap van
                                                                                     Leraren
                                                                                     P.O. Box 407
                                                                                     3300 AK DORDRECHT

D.M. Sluimers                 Trustee of the Fund          The Netherlands           Ministerie van Financien
                                                                                     Casuariestraat 32
                                                                                     2511 VB DEN HAAG

A.F.P.M. Scherf               Trustee of the Fund          The Netherlands           Icaruslaan 20
                                                                                     5631 LD EINDHOVEN

X.J. den Uyl                  First Deputy Chairman        The Netherlands           Linnaeuslaan 14
                              of the Fund                                            2012 PP HAARLEM

J.W.E. Neervens               Executive Chairman of        The Netherlands           ABP
                              the Board of Directors                                 Oude Lindestraat 70
                              of the Fund                                            6411 EJ HEERLEN

J.F. Maassen                  Member of the Board of       The Netherlands           ABP
                              Directors of the Fund                                  Oude Lindestraat 70
                                                                                     6411 EJ HEERLEN

J.M.G. Frijns                 Member of the Board of       The Netherlands           ABP
                              Directors of the Fund                                  Oude Lindestraat 70
                                                                                     6411 EJ HEERLEN

         During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         On October 20, 1997, the Fund acquired 6,666,667 Common Shares directly from the Issuer in a private placement transaction at a price of U.S. $30.00 per Share, raising the number of of Common Shares beneficially owned by the Fund to 12,331,992 (approximately 7.7% of aggregate number of shares outstanding) and requiring the Fund to file this statement on Schedule 13D.

         The funds for the foregoing purchase of shares of Common Stock by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction.

         The Fund has acquired the Common Shares for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Shares currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

         Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of the date hereof, the Fund beneficially owns and has the sole power to vote and dispose of 12,280,192 Common Shares. The Fund beneficially owns and has shared power to dispose of an additional 51,800 Common Shares held by the Fund in two securities accounts with ABN AMRO BANK N.V. managed by ABKB/LaSalle Securities and Cohen & Steers Capital Management, respectively. Based on information provided by the Issuer to the Fund on October 20, 1997, the Common Shares beneficially owned by the Fund constitute approximately 7.7% of the outstanding Common Shares. To the knowledge of the Fund, no Common Shares are beneficially owned by any director or executive officer listed under Item 2 above.

         (c) The Fund has effected the following purchases directly from the Issuer in a private placement transaction during the past 60 days:

        DATE OF                   NUMBER OF               PRICE
       PURCHASE                SHARES PURCHASED         PER SHARE
    October 20, 1997              6,666,667            U.S. $30.00

         The Fund has effected no open market purchases of Common Shares in the past 60 days.

         (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Fund.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Fund has entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer, dated as of October 20, 1997, pursuant to which the Fund has an option to sell the Common Shares in a public sale in accordance with the provisions the Registration Rights Agreement and pursuant to a shelf registration statement or any appropriate form pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Shelf Registration Statement"). The Shelf Registration Statement is to be caused to be filed by the Issuer with the Securities and Exchange Commission within 20 days following the first anniversary of the effective date of the registration statement on Form S-11 (No. 333-26629) relating to the initial public offering of the Common Shares of the Issuer. A copy of the Registration Rights Agreement is filed as
Exhibit 1 to this statement.

         Other than the Registration Rights Agreement, neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

         The Registration Rights Agreement is filed as Exhibit 1 to this statement.

                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1997                             STICHTING PENSIOENFONDS ABP




                                            By s/s J. Mensonides

                                               Name:  J. Mensonides
                                               Title:   Managing Director

                                                        Equity Investments

                                            By s/s P.A.W.M. Spijkers

                                               Name:  P.A.W.M. Spijkers
                                               Title:    Managing Director

                                                        Fixed Income Investments

                                    Exhibit 1

                    REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

                          Dated as of October 20, 1997

                                  by and among

                         EQUITY OFFICE PROPERTIES TRUST

                                       and

                              the Persons Listed on

                           the Signature Pages Hereto

                    REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

         THIS REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this "Agreement") is made and entered into as of October 20, 1997, by and among EQUITY OFFICE PROPERTIES TRUST, a Maryland real estate investment trust (the "Company"), and the persons listed on the signature pages hereto, including their successors, assigns and transferees (herein referred to collectively as the "Holders" and individually as a "Holder").

         WHEREAS, on the date hereof the Holder expects to become the owner of Common Shares (as defined below) pursuant to that certain Share Purchase Agreement between the Company and the Holder dated October 17, 1997 (the "Purchase Agreement"); and

         WHEREAS, as a condition to receiving the consent or agreement of the Holder to the transactions contemplated by the Purchase Agreement the Company has agreed to grant the Holder the registration rights provided for in this Agreement; and

         NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

         1. Definitions.

         As used in this Agreement, the following capitalized defined terms shall have the following meanings:

         "Affiliate" shall have the meaning set forth for such term in Rule 144 under the Securities Act.

         "Closing Price" of the Common Shares for any given day shall mean (i) if the Common Shares are listed or admitted to trading on a national securities exchange, the reported last sale price of the Common Shares regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices regular way, on such national securities exchange on such day or (ii) if the Common Shares are not listed or admitted to trading on any national securities exchange but are traded in the over-the-counter market, the average of the closing bid and asked prices in the over-the-counter market on such day.

         "Common Shares" shall mean the common shares of beneficial interest, par value $.01 per share, of the Company.

         "Company" shall mean Equity Office Properties Trust, a Maryland real estate investment trust, and its successors and assigns.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

         "Holder" or "Holders" shall mean the persons listed on the signature pages hereto (other than the Company), including their successors, assigns and transferees.

         "IPO Registration Statement" shall mean the registration statement on Form S-11 (No. 333-26629) relating to the initial public offering of the Common Shares by the Company.

         "Operating Partnership" shall mean EOP Operating Limited Partnership, a Delaware limited partnership, and its successors.

         "Person" shall mean an individual, partnership, corporation, trust, unincorporated organization or other legal entity or a government or agency or political subdivision thereof.

         "Prospectus" shall have the meaning set forth in Section 5(b) hereof.

         "Registrable Securities" shall mean the Shares, excluding (i) __ Shares that have been disposed of pursuant to a Shelf Registration Statement or any other effective registration statement, (ii) Shares sold or otherwise transferred pursuant to Rule 144 under the Securities Act, and (iii) Shares that are held by Holders who are not Affiliates of the Company that are eligible for sale pursuant to Rule 144(k) under the Securities Act.

         "Registration Expenses" shall mean any and all expenses incident to performance of or compliance with this Agreement, including, without limitation:
(i) all applicable registration and filing fees imposed by the SEC, the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. ("NASD"), (ii) all fees and expenses incurred in connection with compliance with state securities or "blue sky" laws (including reasonable fees and disbursements of counsel in connection with qualification of any of the Registrable Securities under any state securities or blue sky laws and the preparation of a blue sky memorandum) and compliance with the rules of the NASD, (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing the Shelf Registration Statement, any prospectus, certificates and other documents relating to the performance of and compliance with this Agreement, (iv) all fees and expenses incurred in connection with the listing, if any, of any of the Registrable Securities on any securities exchange or exchanges pursuant to Section 4(n) hereof, and (v) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance. Registration Expenses shall specifically exclude underwriting discounts and commissions, the fees and disbursements of counsel representing a Selling Holder or any underwriter or agent acting on behalf of a Holder, and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by a Selling Holder, all of which shall be borne by such Holder in all cases.

         "Registration Notice" shall have the meaning set forth in Section 4(b) hereof.

         "SEC" shall mean the Securities and Exchange Commission.

         "Securities Act" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

         "Selling Holder" shall mean any Holder who sells Registrable Securities pursuant to a public offering registered hereunder.

         "Shares" shall mean any Common Shares issued in connection with the Purchase Agreement to the persons listed on the signature pages hereto and any additional Common Shares or other securities issued as a dividend, share of beneficial interest split, distribution or by way of merger, consolidation reorganization or exchange for, or in respect of such Common Shares prior to the Selling Holder's exercise of its rights hereunder.

         "Shelf Registration" shall mean a registration required to be effected pursuant to Section 2 hereof.

         "Shelf Registration Statement" shall have the meaning set forth in
Section 2(a) hereof.

         2. Shelf Registration Under the Securities Act

               (a) Filing of Shelf Registration Statement.

         Within 20 days following the first anniversary of the effective date of the IPO Registration Statement, the Company shall cause to be filed a shelf registration statement, on any appropriate form pursuant to Rule 415 (or similar rule that may be adopted by the SEC) under the Securities Act, together with all amendments (including post effective amendments), supplements, exhibits and documents incorporated by reference therein (the "Shelf Registration Statement") providing for the sale by the Holders of all of their Registrable Securities in accordance with the terms hereof and will use its reasonable efforts to cause such Shelf Registration Statement to be declared effective by the SEC as soon thereafter as is practicable. The Company agrees to use its reasonable efforts to keep the Shelf Registration Statement with respect to the Registrable Securities continuously effective for a period expiring on the earlier of (i) the date on which all of the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant thereto and (ii) the date on which (A) all Shares that such Holders own, held by Holders who are not Affiliates of the Company, in the opinion of counsel for the Company, which counsel shall be reasonably acceptable to such Holders, are eligible for sale pursuant to Rule 144(k) under the Securities Act and (B) all Shares that such Holders own, held by each Holder who is an Affiliate of the Company, in the opinion of counsel for the Company, which counsel shall be reasonably acceptable to such Holder, are eligible for sale pursuant to Rule 144 under the Securities Act and could be sold in one transaction in accordance with the volume limitations contained in Rule 144(e)(1)(i) under the Securities Act. The Company further agrees to amend the Shelf Registration Statement as required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or by the Securities Act or any rules and regulations thereunder or to the extent reasonably necessary to amend, complete, modify or supplement information relating to the Selling Holders, the underwriters or the plan of distribution set forth in the Shelf Registration Statement; provided, however, that subject to Sections 4(b) and 4(k), the Company shall not be deemed to have used its reasonable efforts to keep the Shelf Registration Statement effective during the applicable period if it voluntarily takes any action that would result in Selling Holders not being able to sell Registrable Securities covered thereby during that period, unless such action is required under applicable law or the Company has filed a post-effective amendment to the registration statement and the SEC has not declared it effective. The Company's obligation under this Section 2(a) shall be performed in accordance with the provisions set forth in Section 4 hereof and the Company shall not be required to take any of the actions described in this
Section 2(a) to the extent of the occurrence of any event contemplated by clause
(x) of Section 4(b) hereof for a period not to exceed thirty (30) days from the date the Company notifies Holders of such event.

               (b) Expenses.

         The Company shall pay all Registration Expenses in connection with the registration pursuant to Section 2(a).

               (c) Inclusion in Shelf Registration Statement.

         Any Holder who does not provide the information reasonably requested by the Company in connection with the Shelf Registration Statement as promptly as practicable after receipt of such request, but in no event later than ten (10) days thereafter, shall not be entitled to have its Registrable Securities included in the Shelf Registration Statement.

         3. Holdback Agreement.

         Each Holder, in the event the Company is issuing shares of beneficial interest to the public in an underwritten offering, agrees, if requested by the managing underwriter or underwriters for such underwritten offering, not to effect any public sale or distribution of Registrable Securities or any securities convertible into or exchangeable or exercisable for such Registrable Securities, including a sale pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, during the fourteen (14) days prior to, and during the 180-day period beginning on, the effective date of such underwritten offering (except as part of such underwritten offering).

         4. Registration Procedures.

         In connection with the obligations of the Company with respect to a registration contemplated by Section 2 hereof, the Company shall:

               (a) prepare and file with the SEC a registration statement within 20 days following the first anniversary of the effective date of the IPO registration statement pursuant to Section 2, which registration statement, in each case, shall (i) be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution by the Selling Holders thereof and (ii) comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith;

               (b) subject to the last three sentences of this Section 4(b), (i) prepare and file with the SEC such amendments and post-effective amendments to such registration statement as may be necessary to keep such registration statement effective for the applicable period; (ii) cause the prospectus which is part of such registration statement (a "Prospectus") to be amended or supplemented as required and to be filed as required by Rule 424 or any similar rule that may be adopted under the Securities Act; (iii) respond as promptly as practicable to any comments received from the SEC with respect to the registration statement or any amendment thereto; and (iv) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during the applicable period in accordance with the intended method or methods of distribution by the Selling Holders thereof. Notwithstanding anything to the contrary contained herein, the Company shall not be required to take any of the actions described in clauses
(i), (ii) or (iii) in this Section 4(b), Section 4(d) or Section 4(k) with respect to each Holder of Registrable Securities: (x) to the extent that the Company is in possession of material non-public information that it determines in good faith advisable not to disclose or is engaged in active negotiations or planning for a merger or acquisition or disposition transaction and it delivers written notice to each such Selling Holder of Registrable Securities to the effect that such Selling Holder may not make offers or sales under the registration statement for a period not to exceed thirty (30) days from the date of such notice, provided, however, that the Company may deliver only two such notices within any twelve-month period; and (y) unless and until the Company has received a written notice (a "Registration Notice") from a Selling Holder that such Selling Holder intends to make offers or sales under a registration statement as specified in such Registration Notice; provided, however, that the Company shall have ten (10) business days to prepare and file any such amendment or supplement after receipt of the Registration Notice or such longer period as is reasonably necessary if such preparation and filing are not commercially practicable within ten (10) business days. Once a Selling Holder has delivered a Registration Notice to the Company, such Selling Holder shall promptly provide to the Company such information as the Company reasonably requests in order to identify such Selling Holder and the method of distribution in a post-effective amendment to the registration statement or a supplement to the Prospectus. Such Selling Holder also shall notify the Company in writing upon completion of such offer or sale or at such time as such Selling Holder no longer intends to make offers or sales under the registration statement;

               (c) furnish to each Selling Holder of Registrable Securities, without charge, as many copies of each Prospectus and any amendment or supplement thereto as such Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities; the Company consents to the use of the Prospectus and any amendment or supplement thereto by each such Selling Holder of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by the Prospectus or amendment or supplement thereto;


               (d) use its reasonable efforts to register or qualify the Registrable Securities by the time a registration statement is declared effective by the SEC under all applicable state securities or blue sky laws of such jurisdictions in the United States and its territories and possessions as any Holder of Registrable Securities covered by a registration statement shall reasonably request in writing, keep each such registration or qualification effective during the period such registration statement is required to be kept effective or during the period offers or sales are being made by a Selling Holder that has delivered a Registration Notice to the Company, whichever is shorter; provided, however, that in connection therewith, the Company shall not be required to (i) qualify as a foreign corporation to do business or to register as a broker or dealer in any such jurisdiction where it would not otherwise be required to qualify or register but for this Section 4(d),
(ii) subject itself to taxation in any such jurisdiction, or (iii) file a general consent to service of process in any such jurisdiction;

               (e) notify each Selling Holder of Registrable Securities promptly and, if requested by such Selling Holder, confirm in writing, (i) when a registration statement and any post-effective amendments thereto have become effective, (ii) when any amendment or supplement to the applicable Prospectus has been filed with the SEC, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a registration statement or any part thereof or the initiation of any proceedings for that purpose, (iv) if the Company receives any notification with respect to the suspension of the qualification of the Registrable Securities for offer or sale in any jurisdiction or the initiation of any proceeding for such purpose, and (v) of the happening of any event during the period a registration statement is effective as a result of which (A) such registration statement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the applicable Prospectus as then amended or supplemented contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (f) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the registration statement or any part thereof as promptly as possible;

               (g) furnish to each Selling Holder of Registrable Securities without charge, at least one conformed copy of the applicable registration statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

               (h) cooperate with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD");

               (i) if reasonably requested by the managing underwriter or underwriters or a Selling Holder in connection with an underwritten offering, promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters and the holders of a majority in number of the Registrable Securities being sold agree should be included therein solely relating to (a) the number of Registrable Securities being sold to such underwriters, (b) the purchase price being paid therefor by such underwriters and (c) with respect to any other terms of the offering of the Registrable Securities to be sold in such offering which may affect the underwriters or the Selling Holders; and make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

               (j) cooperate with the Selling Holders of Registrable Securities to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any Securities Act legend; and enable certificates for such Registrable Securities to be issued at least two business days prior to any sale of Registrable Securities for such numbers of shares and registered in such names as the Selling Holders may reasonably request, upon ten (10) business days prior notice;

               (k) subject to the last three sentences of Section 4(b) hereof, upon the occurrence of any event contemplated by clause (x) of Section 4(b) or clause (v) of Section 4(e) hereof, use its reasonable efforts promptly to prepare and file an amendment or a supplement to the Prospectus or any document incorporated therein by reference or prepare, file and obtain effectiveness of a post-effective amendment to the registration statement, or file any other required document, in any such case to the extent necessary so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus as then amended or supplemented will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading;

               (l) make available for inspection by the Selling Holders of Registrable Securities and underwriters, and any counsel, accountants or other representatives retained by such Selling Holders and underwriters all financial and other records, pertinent corporate documents and properties of the Company and cause the officers, directors and employees of the Company to supply all such records, documents or information reasonably requested by such Selling Holders, underwriters, counsel, accountants or representatives in connection with the registration statement; provided, however, that such records, documents or information which the Company determines in good faith to be confidential and with respect to which the Company notifies such Selling Holders, underwriters, counsel, accountants or representatives in writing that such records, documents or information are confidential, shall not be disclosed by such Selling Holders, underwriters, counsel, accountants or representatives unless (i) such disclosure is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, or
(ii) such records, documents or information become generally available to the public other than through a breach of this Agreement;

               (m) a reasonable time prior to the filing of any registration statement or any amendment thereto, or any Prospectus or any amendment or supplement thereto, provide copies of such document (not including any documents incorporated by reference therein unless requested) to the Selling Holders of Registrable Securities, provided that before filing a registration statement or Prospectus or any amendments or supplements thereto, upon request, documents incorporated by reference after the initial filing of the registration statement, the Company will furnish to (i) one counsel selected by the holders of a majority of the Shares of Registrable Securities covered by such Registration Statement, and (ii) the underwriters, if any, copies of all such documents proposed to be filed, and such counsel and underwriters may review and comment solely with respect to the portions of such documents which provide information regarding the Holders or the Registrable Securities;

               (n) use its reasonable efforts to cause all Registrable Securities to be listed on any securities exchange on which similar securities issued by the Company are then listed;

               (o) provide a CUSIP number for all Registrable Securities, not later than the effective date of any applicable registration statement;

               (p) use its reasonable efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

               (q) if requested by a Selling Holder and any underwriters engaged by such Selling Holder for purposes of distributing the Registrable Securities, enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other reasonable actions in connection therewith (including those reasonably requested by the underwriters or such Selling Holder) in order to expedite or facilitate the disposition of such Registrable Securities, and in such connection, (i) make such representations and warranties to the underwriters with respect to the business of the Company and the registration statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings, and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which shall be in form and substance reasonably satisfactory to the underwriters, if any, and their respective counsel), addressed to such Selling Holder and each of the underwriters covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and underwriters; (iii) obtain "cold comfort" letters and updates thereof from the independent certified public accountants of the Company, addressed to such Selling Holder and each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings (in each case, to the extent permitted by applicable accounting rules and guidelines); (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures no less favorable to the underwriters than those set forth in Section 5 hereof and cross indemnification by the underwriters similar to that set forth in Section 5 hereof in favor of the Company or the Selling Holders, as the case may be; and (v) deliver such documents and certificates as may be reasonably requested by the managing underwriters and their counsel to evidence the continued validity of the representations and warranties made pursuant to clause (i) above of this Section 4(q) and to evidence compliance with any customary conditions contained in the underwriting agreement entered into by the Company.

         The Company may require each Selling Holder of Registrable Securities to furnish to the Company in writing such information regarding the proposed distribution by such Selling Holder of such Registrable Securities as the Company may from time to time reasonably request in writing.

         In connection with and as a condition to the Company's obligations with respect to the Shelf Registration Statement pursuant to Section 2 hereof and this Section 4, each Selling Holder covenants and agrees that (i) it will not offer or sell any Registrable Securities under the Shelf Registration Statement until it has provided a Registration Notice pursuant to Section 4(b) and has received copies of the Prospectus as then amended or supplemented as contemplated by Section 4(c) and notice from the Company that the registration statement and any post-effective amendments thereto have become effective as contemplated by Section 4(e); (ii) upon receipt of any notice from the Company contemplated by Section 4(b) (in respect of the occurrence of an event contemplated by clause (x) of Section 4(b)) or Section 4(e) (in respect of the occurrence of an event contemplated by clause (v) of Section 4(e)), such Selling Holder shall not offer or sell any Registrable Securities pursuant to the Shelf Registration Statement until such Selling Holder receives copies of the supplemented or amended Prospectus contemplated by Section 4(k) hereof and receives notice that any post-effective amendment has become effective, and, if so directed by the Company, such Selling Holder will deliver to the Company (at the expense of the Company) all copies in its possession, other than permanent file copies then in such Selling Holder's possession, of the Prospectus as amended or supplemented at the time of receipt of such notice; (iii) all offers and sales by such Selling Holder under the Shelf

Registration Statement must be completed within sixty (60) days after the first date on which offers or sales can be made pursuant to clause (i) above, and upon expiration of such sixty (60) day period, the Selling Holder may not offer or sell any Registrable Securities under the Shelf Registration Statement until it has again complied with the provisions of clause (i) above; (iv) such Selling Holder and any of its partners, officers, trustees, directors or affiliates, if any, must comply with the provisions of Regulation M under the Exchange Act as applicable to them in connection with sales of Registrable Securities pursuant to the Shelf Registration Statement; and (v) such Selling Holder and any of its partners, officers, trustees, directors or affiliates, if any, must enter into such written agreements as the Company shall reasonably request to ensure compliance with clause (iv) above.

         5. Indemnification; Contribution.

               (a) Indemnification by the Company.

                   The Company agrees to indemnify and hold harmless each Holder and its officers and directors and each Person, if any, who controls any Holder within the meaning of Section 15 of the Securities Act and each of their respective partners, trustees, officers, directors, employees, agents and Affiliates (collectively, the "Holder Indemnified Persons") as follows:

               (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to which such Holder Indemnified Person may become subject under the Securities Act or otherwise (A) that arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in a registration statement or any amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) that arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus or any amendment or supplement thereto, or the omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

               (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or alleged untrue statement or any omission or alleged omission contained in a registration statement, if such settlement is effected with the written consent of the Company; and

               (iii) subject to the limitations set forth in Section 5(c), against any and all expense whatsoever, as incurred (including reasonable fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not a party, or any claim whatsoever based upon any such untrue statement or alleged untrue statement or omission or alleged omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that the indemnity provided pursuant to this Section 5(a) shall not apply to any Holder to the extent of any loss, liability, claim, damage or expense that arise out of or are based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use in a registration statement or any amendment thereto or the Prospectus or any amendment or supplement thereto.

                   (b) Indemnification by Holders.

                   Each Selling Holder severally and not jointly agrees to indemnify and hold harmless the Company and the other Selling Holders, and each of their respective partners, trustees, directors and officers (including each trustee and officer of the Company who signed the registration statement), and each Person, if any, who controls the Company or any other Selling Holder within the meaning of Section 15 of the Securities Act (collectively, the "Company Indemnified Persons") , to the same extent as the indemnity contained in Section 5(a) hereof, but only insofar as such loss, liability, claim, damage or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in a registration statement or any amendment thereto or the Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by such Selling Holder expressly for use therein relating to the Holder's status as a selling security holder.

                   (c) Conduct of Indemnification Proceedings.

                   Each Holder Indemnified Person or Company Indemnified Person entitled to indemnification pursuant to Section 5(a) or 5(b), as the case may be (the "Indemnified Party") shall give reasonably prompt notice to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party (i) shall not relieve it from any liability which it may have under the indemnity agreement provided in Section 5(a) or (b) above, unless and to the extent the indemnifying party did not otherwise learn of such action and the lack of notice by the Indemnified Party materially prejudices the indemnifying party or results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) shall not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided under Section 5(a) or (b) above. After receipt of such notice, the indemnifying party shall be entitled to participate in and, at its option, jointly with any other indemnifying party so notified, to assume the defense of such action or proceeding at such indemnifying party's own expense with counsel chosen by such indemnifying party and approved by the Indemnified Party, which approval shall not be unreasonably withheld; provided, however, that, if the defendants in any such action or proceeding include both the Indemnified Party and the indemnifying party and the Indemnified Party reasonably determines, upon advice of counsel, that a conflict of interest exists or that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the indemnifying party, then the Indemnified Party shall be entitled to one separate counsel, the reasonable fees and expenses of which shall be paid by the indemnifying party. If the indemnifying party does not assume the defense of any such action or proceeding, after having received the notice referred to in the first sentence of this paragraph, the indemnifying party will pay the reasonable fees and expenses of counsel (which shall be limited to a single law firm) for the Indemnified Party. In such event, however, the indemnifying party will not be liable for any settlement effected without the written consent of such indemnifying party. If the indemnifying party assumes the defense of any such action or proceeding in accordance with this paragraph, such indemnifying party shall not be liable for any fees and expenses of counsel for the Indemnified Party incurred thereafter in connection with such action or proceeding except as set forth in the proviso in the second sentence of this Section 5(c). No Indemnified Party will be required to consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff such Indemnified Party of a release from all liability in respect to such claim or litigation.

                   (d) Contribution.

                   In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in this Section 5 is for any reason held to be unenforceable although applicable in accordance with its terms or is insufficient to hold an Indemnified Party harmless as contemplated in Section 5(a) and 5(b) above, each indemnifying party hereby agrees that upon any such circumstance such indemnifying party shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by such indemnity agreement incurred by the Indemnified Party, in such proportion as is appropriate to reflect the relative fault of and benefits received by the Indemnified Party and each such indemnifying party, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits to the indemnifying party and Indemnified Parties shall be determined by reference to among other things, the total proceeds received by the Indemnified Party and Indemnified Parties in connection with the offering to which such losses, claims, damages, liabilities or expenses relate. The relative fault of the indemnifying party and Indemnified Parties shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or the Indemnified Parties, and the parties' relative intent, pledge, access to information and opportunity to correct or prevent such action.

                   The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6(d), no Selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Selling Holder were offered to the public exceeds the amount of any damages which such Selling Holder would otherwise have been required to pay by reason of such untrue statement or omission.

         Notwithstanding the foregoing, no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

         6. Rule 144 Sales.

         In connection with any sale, transfer or other disposition by any Holder of any Registrable Securities pursuant to Rule 144 under the Securities Act, the Company shall cooperate with such Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, and enable certificates for such Registrable Securities to be issued at least two business days prior to any sale of Registrable Securities for such number of shares and registered in such names as the Selling Holders may reasonably request upon ten (10) business days prior notice. The Company's obligation set forth in the previous sentence shall be subject to the delivery, if reasonably requested by the Company or its transfer agent, by counsel to such Holder, in form and substance reasonably satisfactory to the Company and its transfer agent, of an opinion that such Securities Act legend need not appear on such certificate.

         7. Restrictions on Transfer of Shares.

               (a) Transfer of Shares. Without the Company's prior written consent, each of the Holders severally agrees that, except as set forth in
Section 7(b) below, it will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of (or announce any offer, sale, contract of sale or other disposition) ("Transfer") any Shares (all of such securities being hereinafter referred to herein as "Restricted Securities"), for a period of 90 days after the date of the closing of the transactions contemplated by the Purchase Agreement.

               (b) Permitted Transfers. The restrictions contained in this
Section 7 will not apply with respect to any Transfer of the Restricted Securities by a Holder (i) pursuant to applicable laws of distribution, (ii) among such Holder's Affiliates, or (iii) as a result of a pledge by any Holder of the Shares as security for any indebtedness or guaranty of any Holder, upon the exercise of the pledgee's rights under such pledge (collectively referred to herein as "Permitted Transferees"); provided that (x) the restrictions contained in this Section 7 shall continue to be applicable to the Restricted Securities after any Transfer under this Section 7(b),

(y) the transferees of such Restricted Securities prior to any Transfer under this Section 7(b), shall have agreed in writing to be bound by the provisions of this Agreement affecting the Restricted Securities so transferred and (z) any Transfers will be subject to the restrictions on transfer contained in the Company's Declaration of Trust.

               (c) Subsequent Holders. Subject to the foregoing restrictions, the Company and the Holders hereby agree that any subsequent Holder of Registrable Securities shall be entitled to all benefits hereunder as a Holder of Registrable Securities; provided, however, that, in any event, if the Company's Declaration of Trust prohibits the acquisition of the desired number of Common Shares by such Holder, such number shall be reduced to the amount of Registrable Securities such Holder may acquire and such Holder's transferees shall also be entitled to all benefits hereunder as a Holder of Registrable Securities.

         8. Participation in Underwritten Registrations.

         If any of the Registrable Securities covered by the Shelf Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the holders of a majority of the Registrable Securities included in such offering; provided that such investment bankers and managers must be reasonably satisfactory to the Company.

         9. Miscellaneous.

               (a) Amendments and Waivers.

               The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified, supplemented or waived, nor may consent to departures therefrom be given, without the written consent of the Company and the Holders of a majority of the outstanding Registrable Securities, provided, however, that no amendment, modification, supplement or waiver of, or consent to the departure from, the provisions of Sections 2, 3, 4, 5, 6, 7, 8, or 9 hereof shall be effective as against any Holder of Registrable Securities unless consented to in writing by such Holder of Registrable Securities. Notice of any such amendment, modification, supplement, waiver or consent adopted in accordance with this Section 9(a) shall be provided by the Company to each Holder of Registrable Securities at least thirty (30) days prior to the effective date of such amendment, modification, supplement, waiver or consent.

               (b) Notices.

               All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or any courier guaranteeing overnight delivery (i) if to Stichting Pensioenfonds ABP, at the most current address given by Stichting Pensioenfonds ABP, in accordance with this Section, which address initially is Oude Lindestraat 70, P.O. Box 2889, 6401 DJ Heerlen, The Netherlands Attn: Peter Wittendorp/Leo Palmen with a copy to: U.S. Alpha Incorporated, 450 Lexington Avenue, Suite 1800, New York, New York 10017, Attn:
Andre van de Berg (ii) if to any other Holder, at such Holder's registered address appearing on the share register of the Company or (iii) if to the Company, at Two North Riverside Plaza, Suite 2200, Chicago, IL 60606, Attention:
Timothy H. Callahan, President and Chief Executive Officer.

               All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt is acknowledged, if telecopied; or at the time delivered if delivered by an air courier guaranteeing overnight delivery.

               (c) Successors and Assigns.

               This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders. If any successor, assignee or transferee of any Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding Registrable Securities such Person shall be conclusively deemed to have agreed to be bound by all of the terms and provisions hereof.

               (d) Counterparts.

               This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

               (e) Headings.

               The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

               (f) Governing Law.

               This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without giving effect to the conflicts of law provisions thereof.

               (g) Specific Performance.

               The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction.

               (h) Entire Agreement.

               This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

               (i) Limitation of Liability of Shareholders and Officers of the Company.

               ANY OBLIGATION OR LIABILITY WHATSOEVER OF THE COMPANY WHICH MAY ARISE AT ANY TIME UNDER THIS AGREEMENT OR ANY OBLIGATION OR LIABILITY WHICH MAY BE INCURRED BY IT PURSUANT TO ANY OTHER INSTRUMENT, TRANSACTION OR UNDERTAKING CONTEMPLATED HEREBY SHALL BE SATISFIED, IF AT ALL, OUT OF THE COMPANY'S ASSETS ONLY. NO SUCH OBLIGATION OR LIABILITY, OTHER THAN THIS AGREEMENT AS IT RELATES TO EACH OF THE HOLDERS, SHALL BE PERSONALLY BINDING UPON, NOR SHALL RESORT FOR THE ENFORCEMENT THEREOF BE HAD TO, THE PROPERTY OF ANY OF ITS SHAREHOLDERS, TRUSTEES, OFFICERS, EMPLOYEES OR AGENTS (SOLELY AS A RESULT OF THEIR STATUS AS SHAREHOLDERS, TRUSTEES, OFFICERS, EMPLOYEES OR AGENTS), REGARDLESS OF WHETHER SUCH OBLIGATION OR LIABILITY IS IN THE NATURE OF CONTRACT, TORT OR OTHERWISE. NOTWITHSTANDING THE FOREGOING, THIS SECTION 9(i) SHALL NOT IN ANY WAY AFFECT OR LIMIT ANY OBLIGATION OR LIABILITY OF ANY HOLDER UNDER THIS AGREEMENT.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                      EQUITY OFFICE PROPERTIES TRUST

                                      By:         s/s Richard D. Kincaid
                                      Name:    Richard D. Kincaid
                                      Title:      Executive Vice President
                                                  Chief Financial Officer

                                      HOLDER:

                                      STICHTING PENSIOENFONDS ABP

                                      By:         s/s Wim Borgdorff
                                      Name:    Wim Borgdorff
                                      Title:      Managing Director-Real Estate

                                      By:         s/s Jean Frijns
                                      Name:    Jean Frijns
                                      Title:      Chief Investment Officer